HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2025 and 2024

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Revenues
Distribution (includes related party revenues of $112 and $334 (2024 - $106 and $319) for the three and nine months ended September 30, respectively) (Note 22)	1,605	1,551	4,800	4,592
Transmission (includes related party revenues of $671 and $1,907 (2024 - $626 and $1,757) for the three and nine months ended September 30, respectively) (Note 22)	681	630	1,939	1,766
	2,286	2,181	6,739	6,358

Costs
Purchased power (includes related party costs of $643 and $2,032 (2024 - $619 and $1,932) for the three and nine months ended September 30, respectively) (Note 22)	1,080	1,047	3,199	3,083
Operation, maintenance and administration (Note 22)	283	283	910	903
Depreciation, amortization and asset removal costs (Note 4)	270	261	816	772
	1,633	1,591	4,925	4,758

Income before financing charges, equity income and income tax expense	653	590	1,814	1,600
Financing charges (Note 5)	171	154	498	456
Equity income (Notes 2 & 12)	7	—	7	—

Income before income tax expense	489	436	1,323	1,144
Income tax expense (Note 6)	61	59	194	169
Net income	428	377	1,129	975

Other comprehensive income (loss)	1	(6)	2	(3)
Comprehensive income	429	371	1,131	972

Net income attributable to:
Noncontrolling interest	4	3	9	8
Common shareholder	424	374	1,120	967
	428	377	1,129	975

Comprehensive income attributable to:
Noncontrolling interest	4	3	9	8
Common shareholder	425	368	1,122	964
	429	371	1,131	972

Basic earnings per common share (Note 20)	$2,981	$2,629	$7,874	$6,798

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at September 30, 2025 and December 31, 2024

As at (millions of Canadian dollars)	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	382	690
Accounts receivable (Note 7)	977	909
Due from related parties	573	571
Other current assets (Note 8)	152	159
	2,084	2,329

Property, plant and equipment (Note 9)	30,650	28,969
Other long-term assets:
Regulatory assets (Note 11)	3,738	3,503
Deferred income tax assets	7	7
Intangible assets (Note 10)	648	656
Goodwill	373	373
Other assets (Note 12)	1,171	761
	5,937	5,300
Total assets	38,671	36,598

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	933	200
Long-term debt payable within one year (Notes 15 & 16)	1,325	1,150
Accounts payable and other current liabilities (Note 13)	1,782	1,779
Due to related parties	196	409
	4,236	3,538

Long-term liabilities:
Long-term debt (Notes 15 & 16)	16,075	15,905
Regulatory liabilities (Note 11)	1,825	1,476
Deferred income tax liabilities	1,754	1,452
Other long-term liabilities (Note 14)	1,761	1,750
	21,415	20,583
Total liabilities	25,651	24,121

Contingencies and Commitments (Notes 24 & 25)
Subsequent Events (Note 27)

Noncontrolling interest subject to redemption	18	19

Equity
Common shares (Note 18)	2,957	2,957
Retained earnings	9,981	9,454
Accumulated other comprehensive loss	(16)	(18)
Hydro One shareholder’s equity	12,922	12,393

Noncontrolling interest	80	65
Total equity	13,002	12,458
	38,671	36,598

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2025 and 2024

Nine months ended September 30, 2025 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2025	2,957	9,454	(18)	12,393	65	12,458
Net income	—	1,120	—	1,120	7	1,127
Other comprehensive income (loss)	—	—	2	2	—	2
Distributions to noncontrolling interest	—	—	—	—	(8)	(8)
Contributions from sale of noncontrolling interest	—	—	—	—	16	16
Dividends on common shares (Note 19)	—	(593)	—	(593)	—	(593)
September 30, 2025	2,957	9,981	(16)	12,922	80	13,002

Nine months ended September 30, 2024 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2024	2,957	9,033	(9)	11,981	65	12,046
Net income	—	967	—	967	6	973
Other comprehensive income (loss)	—	—	(3)	(3)	—	(3)
Distributions to noncontrolling interest	—	—	—	—	(6)	(6)
Dividends on common shares (Note 19)	—	(566)	—	(566)	—	(566)
September 30, 2024	2,957	9,434	(12)	12,379	65	12,444

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2025 and 2024

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2025	2024	2025	2024
Operating activities
Net income	428	377	1,129	975
Environmental expenditures	(1)	(2)	(2)	(9)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	242	227	701	666
Regulatory assets and liabilities	3	2	74	17
Deferred income tax expense	17	43	88	134
Other	(8)	(5)	(3)	(13)
Changes in non-cash balances related to operations (Note 23)	21	(26)	(171)	127
Net cash from operating activities	702	616	1,816	1,897

Financing activities
Long-term debt issued	1,099	1,216	1,099	2,016
Long-term debt repaid	—	—	(750)	(700)
Short-term notes issued	1,895	705	5,035	2,300
Short-term notes repaid	(2,335)	(1,375)	(4,300)	(2,370)
Dividends paid (Note 19)	(199)	(203)	(593)	(566)
Distributions paid to noncontrolling interest	(4)	(2)	(11)	(8)
Contributions received from sale of noncontrolling interest	8	—	16	—
Change in bank indebtedness	—	—	—	(17)
Costs to obtain financing	(5)	(5)	(6)	(12)
Net cash from financing activities	459	336	490	643

Investing activities
Capital expenditures (Note 23)
Property, plant and equipment	(754)	(711)	(2,155)	(2,061)
Intangible assets	(26)	(12)	(55)	(60)
Additions to future use assets	(53)	(77)	(155)	(206)
Investment in equity investees (Note 12)	—	—	(261)	—
Capital contributions received	(1)	—	3	2
Other	7	1	9	2
Net cash used in investing activities	(827)	(799)	(2,614)	(2,323)

Net change in cash and cash equivalents	334	153	(308)	217
Cash and cash equivalents, beginning of period	48	64	690	—
Cash and cash equivalents, end of period	382	217	382	217

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2025 and 2024

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The businesses of Hydro One are comprised of the following three segments:
•The Transmission segment owns and operates Hydro One’s transmission system which transmits high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid. The transmission business consists of the transmission system operated by Hydro One’s rate-regulated subsidiaries, Hydro One Networks Inc. (Hydro One Networks), Hydro One Sault Ste. Marie LP (HOSSM), and an approximate 80% (2024 - 100%) interest in Chatham x Lakeshore Limited Partnership (CLLP), an approximate 66% interest in B2M Limited Partnership (B2M LP), and an approximate 55% interest in Niagara Reinforcement Limited Partnership (NRLP). The Transmission segment also includes Hydro One Network’s approximate 48% minority interest in the East-West Tie Limited Partnership (EWT LP) which was completed on March 4, 2025.
•The Distribution segment owns and operates Hydro One’s distribution system which delivers electricity to end customers and certain other municipal electricity distributors within Ontario. The distribution business consists of the distribution systems operated by Hydro One's rate-regulated subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
•The Other segment consists of certain corporate activities and is not rate-regulated.
Earnings for interim periods are impacted by seasonal weather conditions affecting customer demand, market pricing, and the timing of regulatory decisions.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (U.S.) generally accepted accounting principles (GAAP) for interim financial statements and all financial information is presented in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2024, with the exception of the adoption of new accounting standards as described in Note 3 - New Accounting Pronouncements, and the inclusion of Equity Method Investments following Hydro One Networks’ acquisition of a minority interest in EWT LP in the first quarter of this year. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to fairly reflect the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2024.
Equity Method Investments
The Company accounts for its investments in entities over which it has significant influence but not a controlling interest using the equity method of accounting. Significant influence is generally presumed to exist when the Company owns 20% to 50% of the voting stock of the investee, but can also exist when the Company owns less than 20% if it has the ability to exercise significant influence through other means. Under this method, the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of the earnings or losses of the investee, as well as any distributions received from the investee.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Accounting Guidance To Be Adopted in 2025

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	No impact upon adoption
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	The adoption of the standard is not expected to have a material impact on the disclosures contained in the Company’s annual and interim consolidated financial statements
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Codification. Many of the amendments allow users to more easily compare entities subject to the U.S. Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2024-03	November 2024	The amendments require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, which are not generally presented in the current financial statements.	Annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027.	Under assessment
ASU 2025-03	May 2025	The amendments require entities to apply the guidance for identifying the accounting acquirer in transactions where a business that qualifies as a Variable Interest Entity is acquired through the exchange of equity interests.	Annual and interim periods beginning after December 15, 2026.	Under assessment
ASU 2025-05	July 2025	The amendments allow all entities to use a practical expedient when estimating expected credit losses for current accounts receivable and contract assets under Topic 606, by assuming that current conditions as of the balance sheet date remain unchanged over the asset’s life. Additionally, entities other than public business entities that elect this expedient may adopt an accounting policy to consider post–balance sheet date collection activity in their credit loss estimates.	Annual and interim periods beginning after December 15, 2025.	Under assessment
ASU 2025-06	September 2025	The amendments modernize accounting for internal-use software by removing outdated development stage references and introducing a capitalization threshold based on management authorization and project completion probability.	Annual periods beginning after December 15, 2027.	Under assessment

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Depreciation of property, plant and equipment	219	204	634	598
Amortization of intangible assets	22	21	65	59
Amortization of regulatory assets	1	2	2	9
Depreciation and amortization	242	227	701	666
Asset removal costs	28	34	115	106
	270	261	816	772
5.    FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Interest on long-term debt	182	168	538	492
Interest on regulatory accounts	6	6	19	20
Interest on short-term notes	9	7	18	19
Realized loss (gain) on cash flow hedges (interest-rate swap agreements) (Note 16)	1	(1)	3	(4)
Other	5	3	11	12
Less: Interest capitalized on construction and development in progress	(29)	(24)	(80)	(65)
Interest earned on cash and cash equivalents	(3)	(5)	(11)	(18)
	171	154	498	456
6.    INCOME TAXES
As a rate-regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Income before income tax expense	489	436	1,323	1,144
Income tax expense at statutory rate of 26.5% (2024 - 26.5%)	130	116	351	303

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(30)	(25)	(74)	(66)
Overheads capitalized for accounting but deducted for tax purposes	(22)	(22)	(46)	(42)
Interest capitalized for accounting but deducted for tax purposes	(9)	(6)	(26)	(17)
Pension and post-retirement benefit contributions in excess of expense	1	(3)	(2)	(5)
Environmental expenditures	(1)	(1)	(1)	(3)
Non refundable tax credit	(3)	(3)	(3)	(3)
Other	(5)	2	(6)	1
Net temporary differences attributable to regulated business	(69)	(58)	(158)	(135)
Net permanent differences	—	1	1	1
Total income tax expense	61	59	194	169

Effective income tax rate	12.5%	13.5%	14.7%	14.8%

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
7.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	September 30, 2025	December 31, 2024
Accounts receivable - billed	541	432
Accounts receivable - unbilled	496	538
Accounts receivable, gross	1,037	970
Allowance for doubtful accounts	(60)	(61)
Accounts receivable, net	977	909
The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2025 and the year ended December 31, 2024:

As at (millions of dollars)	September 30, 2025	December 31, 2024
Allowance for doubtful accounts – beginning	(61)	(57)
Write-offs	16	18
Additions to allowance for doubtful accounts	(15)	(22)
Allowance for doubtful accounts – ending	(60)	(61)
8.     OTHER CURRENT ASSETS

As at (millions of dollars)	September 30, 2025	December 31, 2024
Prepaid expenses and other assets	98	88
Regulatory assets (Note 11)	25	42
Materials and supplies	29	29
	152	159
9.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	September 30, 2025	December 31, 2024
Property, plant and equipment	42,500	41,150
Less: accumulated depreciation	(14,787)	(14,281)
	27,713	26,869
Construction in progress	2,937	2,100
	30,650	28,969
10. INTANGIBLE ASSETS

As at (millions of dollars)	September 30, 2025	December 31, 2024
Intangible assets	1,539	1,481
Less: accumulated depreciation	(942)	(876)
	597	605
Development in progress	51	51
	648	656

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	September 30, 2025	December 31, 2024
Regulatory assets:
Deferred income tax regulatory asset	3,487	3,263
Broadband deferral	68	48
Post-retirement and post-employment benefits - non-service cost	55	72
Environmental	42	44
Getting Ontario Connected Act variance	33	24
Stock-based compensation	19	24
Rural and remote rate protection variance	5	18
Other	54	52
Total regulatory assets	3,763	3,545
Less: current portion	(25)	(42)
	3,738	3,503

Regulatory liabilities:
Pension benefit regulatory liability	789	647
Post-retirement and post-employment benefits	376	376
Retail settlement variance (RSVA)	224	157
Earnings sharing mechanism (ESM) deferral	144	150
External revenue variance	62	31
Capitalized overhead tax variance	50	38
Other post-employment benefits (OPEB) asymmetrical carrying charge variance	45	33
Tax rule changes variance	36	34
Asset removal costs cumulative variance	27	26
Pension cost differential	27	21
Distribution rate riders	16	45
Deferred income tax regulatory liability	7	4
Other	39	36
Total regulatory liabilities	1,842	1,598
Less: current portion	(17)	(122)
	1,825	1,476

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
Distribution Rate Riders
As part of the Joint Rate Application (JRAP) Decision, the Ontario Energy Board (OEB) approved the disposition of certain deferral and variance account balances as at December 31, 2020, including accrued interest. These approved balances, including those for RSVA, tax rule changes variance, and pension cost differential were accumulated in distribution rate riders. The amounts are being disposed of over a three-year period ending December 31, 2025. As part of Hydro One Networks’ application for 2025 distribution rates, the OEB approved the disposition of certain balances as at December 31, 2023, including accrued interest on an interim basis. This amount is being disposed of over a one-year period ending December 31, 2025. This rider, together with those approved in JRAP, make up the majority of this balance.
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	September 30, 2025	December 31, 2024
Deferred pension assets	789	647
Investments in associates[1]	264	—
Right-of-Use assets	44	54
Other long-term assets	74	60
	1,171	761
1 On March 4, 2025, Hydro One Networks completed the acquisition of an approximate 48% interest in the EWT LP for approximately $261 million in cash, including closing adjustments.
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	September 30, 2025	December 31, 2024
Accrued liabilities	887	776
Accounts payable	371	339
Unearned revenue	294	335
Accrued interest	182	178
Regulatory liabilities (Note 11)	17	122
Lease obligations	14	14
Environmental liabilities	11	11
Derivative liabilities (Note 16)	6	4
	1,782	1,779
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	September 30, 2025	December 31, 2024
Post-retirement and post-employment benefit liability	1,610	1,574
Asset retirement obligations	38	38
Environmental liabilities	32	36
Lease obligations	30	40
Due to related parties	10	17
Derivative liabilities (Note 16)	—	3
Other long-term liabilities	41	42
	1,761	1,750

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its commercial paper program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The commercial paper program is supported by the Company’s committed and unsecured revolving standby credit facilities totalling $3,050 million (Operating Credit Facilities). On June 1, 2025, Hydro One extended the maturity date of the Operating Credit Facilities from 2029 to 2030. As at September 30, 2025, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of borrowing based on its performance on certain sustainability performance measures, which are related to Hydro One's sustainability goals. The obligation of each lender to extend credit under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Long-Term Debt
The following table presents long-term debt outstanding as at September 30, 2025 and December 31, 2024:

As at (millions of dollars)	September 30, 2025	December 31, 2024
Hydro One long-term debt	17,420	17,070

Add: Net unamortized debt premiums	40	41
Add: Realized mark-to-market gain[1]	—	3
Less: Unamortized deferred debt issuance costs	(60)	(59)
Total long-term debt	17,400	17,055

Less: Long-term debt payable within one year	(1,325)	(1,150)
	16,075	15,905
1 In October 2023, Hydro One entered into a $400 million fixed-to-floating interest-rate swap agreement to convert the $400 million Medium-Term Note (MTN) Series 57 notes maturing October 20, 2025, into a variable rate debt. This swap was accounted for as a fair value hedge. In December 2023, this swap was terminated with a payment received of $6 million on settlement, which is being amortized over the term of the related note.
As at September 30, 2025, long-term debt of $17,420 million (December 31, 2024 - $17,070 million) was outstanding, the majority of which was issued under Hydro One’s MTN Program. In February 2024, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. During the three and nine months ended September 30, 2025, $1,100 million long-term debt was issued (2024 - $1,200 million and $2,000 million) and $nil and $750 million long-term debt was repaid (2024 - $nil and $700 million).
Principal and Interest Payments
As at September 30, 2025, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	1,325	735	3.8
Year 2	—	703	—
Year 3	750	685	4.9
Year 4	550	666	3.0
Year 5	1,350	635	4.4
	3,975	3,424	4.1
Years 6-10	4,560	2,581	4.3
Thereafter	8,885	4,631	4.4
	17,420	10,636	4.3

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
As at September 30, 2025 and December 31, 2024, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at September 30, 2025 and December 31, 2024 are as follows:

	September 30, 2025		December 31, 2024
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	17,400	17,286	17,055	16,959
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at September 30, 2025 and December 31, 2024, Hydro One had no fair value hedges.
Cash Flow Hedges
As at September 30, 2025 and December 31, 2024, Hydro One had a $425 million, pay-fixed, receive-floating interest-rate swap agreement designated as a cash flow hedge. This cash flow hedge is intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026.
As at September 30, 2025 and December 31, 2024, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at September 30, 2025 and December 31, 2024 is as follows:

As at September 30, 2025 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	17,400	17,286	—	17,286	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	6	6	—	6	—
	17,406	17,292	—	17,292	—

As at December 31, 2024 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	17,055	16,959	—	16,959	—
Derivative instruments (Notes 13 &14)
Cash flow hedges, including current portion	7	7	—	7	—
	17,062	16,966	—	16,966	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine months ended September 30, 2025 or the year ended December 31, 2024.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease to Hydro One’s net income for the three and nine months ended September 30, 2025 and 2024, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to net income or net loss in the same period during which the hedged transaction affects results of operations. The following table shows the amounts recorded in OCL and reclassified to financing charges for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Amounts recorded in OCL/OCI
Before tax loss	—	8	2	2
After tax loss	—	5	1	1
Amounts reclassified to financing charges
Before tax loss (gain)	1	(1)	3	(4)
After tax loss (gain)	1	(1)	2	(3)
This resulted in an accumulated other comprehensive loss (AOCL) of $4 million related to cash flow hedges as at September 30, 2025 (December 31, 2024 - $5 million).
The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is approximately $4 million. Actual amounts reclassified to results of operations depend on the interest rate in effect until the derivative contracts mature. For all forecasted transactions, as at September 30, 2025, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately one year.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 17 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at September 30, 2025 and 2024, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at September 30, 2025 and 2024, there was no material accounts receivable balance due from any single customer.
As at September 30, 2025, the Company’s allowance for doubtful accounts was $60 million (December 31, 2024 - $61 million). The allowance for doubtful accounts reflects the Company's current expected credit loss for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. As at September 30, 2025, approximately 16% (December 31, 2024 - 7%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. As at September 30, 2025 and 2024, Hydro One’s credit exposure for all derivative instruments and applicable payables was with one financial institution with investment grade credit ratings as counterparty.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
In February 2024, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Hydro One’s Universal Base Shelf Prospectus allows it to offer, from time to time in one or more public offerings, debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 19, 2026.
On August 18, 2025, Hydro One filed a short form base shelf prospectus (HOI U.S. Debt Shelf Prospectus) with securities regulatory authorities in Canada and the U.S. The HOI U.S. Debt Shelf Prospectus allows Hydro One Inc. to offer, from time to time in one or more public offerings, U.S. debt securities, during the 25-month period ending on September 18, 2027. As at September 30, 2025, no securities have been issued under the HOI U.S. Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three and nine months ended September 30, 2025 and 2024:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2025	2024	2025	2024
Current service cost	36	33	15	14
Interest cost	102	101	20	19
Expected return on plan assets, net of expenses[1]	(166)	(151)	—	—
Amortization of prior service cost	—	—	3	3
Amortization of actuarial (gains) losses	(3)	3	(4)	(5)
Net periodic benefit (recovery) costs	(31)	(14)	34	31

Charged to results of operations[2]	4	6	23	21

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2025	2024	2025	2024
Current service cost	110	101	45	42
Interest cost	308	301	59	56
Expected return on plan assets, net of expenses[1]	(498)	(453)	—	—
Amortization of prior service (credit) cost	(2)	(2)	7	7
Amortization of actuarial (gains) losses	(11)	11	(12)	(15)
Net periodic benefit (recovery) costs	(93)	(42)	99	90

Charged to results of operations[2]	14	17	69	63
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2025 is 7.20% (2024 - 7.00%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2025, pension costs of $14 million (2024 - $19 million) and $49 million (2024 - $53 million), respectively, were attributed to labour, of which $4 million (2024 - $6 million) and $14 million (2024 - $17 million), respectively was charged to operations, and $10 million (2024 - $13 million) and $35 million (2024 - $36 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at September 30, 2025 and December 31, 2024, the Company had 142,239 common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at September 30, 2025 and December 31, 2024, the Company had no preferred shares issued and outstanding.
19.     DIVIDENDS
During the three months ended September 30, 2025, common share dividends in the amount of $199 million (2024 - $203 million) were declared and paid.
During the nine months ended September 30, 2025, common share dividends in the amount of $593 million (2024 - $566 million) were declared and paid. See Note 27 - Subsequent Events for dividends declared subsequent to September 30, 2025.
20.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to the common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three and nine months ended September 30, 2025 and 2024 were 142,239. There were no dilutive securities during the three and nine months ended September 30, 2025 and 2024.
21.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2025 and 2024 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of share grants)	2025	2024	2025	2024
Share grants outstanding - beginning	1,051,389	1,408,469	1,381,577	1,751,025
Granted	—	—	114	—
Vested and issued[1]	—	—	(330,302)	(342,556)
Share grants outstanding - ending	1,051,389	1,408,469	1,051,389	1,408,469
1 During the three and nine months ended September 30, 2025, Hydro One Limited issued nil and 330,302 (2024 - nil and 342,556) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Hydro One Limited Directors' DSU Plan during the three and nine months ended September 30, 2025 and 2024 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2025	2024	2025	2024
DSUs outstanding - beginning	102,536	106,189	107,296	94,624
Granted	5,035	5,223	16,252	16,788
Settled	(10,096)	—	(26,073)	—
DSUs outstanding - ending	97,475	111,412	97,475	111,412
As at September 30, 2025, a liability of $5 million (December 31, 2024 - $5 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $49.65 (December 31, 2024 - $44.27). This liability is included in other long-term liabilities on the consolidated balance sheets.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
Management DSU Plan
A summary of DSU awards activity under the Hydro One Limited Management DSU Plan during the three and nine months ended September 30, 2025 and 2024 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2025	2024	2025	2024
DSUs outstanding - beginning	87,425	149,487	85,690	134,370
Granted	577	565	13,737	15,995
Paid	(2,570)	(64,435)	(13,995)	(64,748)
DSUs outstanding - ending	85,432	85,617	85,432	85,617
As at September 30, 2025, a liability of $4 million (December 31, 2024 - $4 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $49.65 (December 31, 2024 - $44.27). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the Hydro One Limited LTIP during the three and nine months ended September 30, 2025 and 2024 is presented below:

	PSUs		RSUs
Three months ended September 30 (number of units)	2025	2024	2025	2024
Units outstanding - beginning	417,261	269,645	405,377	304,779
Granted	9,470	16,222	9,645	5,856
Forfeited	(18,275)	(2,125)	(30,678)	(5,931)
Vested	(10,983)	(636)	(17,276)	(852)
Units outstanding - ending	397,473	283,106	367,068	303,852

	PSUs		RSUs
Nine months ended September 30 (number of units)	2025	2024	2025	2024
Units outstanding - beginning	283,106	141,188	304,393	176,989
Granted	178,189	187,393	142,949	148,343
Forfeited	(45,655)	(24,918)	(54,878)	(20,377)
Vested	(18,167)	(20,557)	(25,396)	(1,103)
Units outstanding - ending	397,473	283,106	367,068	303,852
The total grant date fair value of the awards granted during the three and nine months ended September 30, 2025 was $1 million and $15 million, respectively (2024 – $1 million and $14 million, respectively). The compensation expense related to these awards during the three and nine months ended September 30, 2025 was $5 million and $12 million, respectively (2024 – $3 million and $7 million, respectively).

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
22.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.1% (2024 - 47.1%) ownership as at September 30, 2025. The Ministry of Infrastructure (MOI) is a related party to Hydro One because it is controlled by the Province. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB and Acronym Solutions Inc. (Acronym) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy and Mines or by Hydro One Limited. Hydro One also has transactions in the normal course of business with various government ministries and organizations in Ontario that fall under the purview of the Province. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2025 and 2024:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2025	2024	2025	2024
MOI	Broadband subsidy[1]	9	—	28	—
IESO	Power purchased	638	616	2,012	1,917
	Revenues for transmission services	671	625	1,905	1,754
	Amounts related to electricity rebates	244	301	752	908
	Distribution revenues related to rural rate protection	64	64	191	190
	Distribution revenues related to Wataynikaneyap Power LP	34	29	100	89
	Distribution revenues related to supply of electricity to remote northern communities	12	12	37	36
	Funding received related to Conservation and Demand Management programs	—	—	—	1
OPG	Power purchased	4	3	18	14
	Transmission revenues related to provision of services and supply of electricity	—	—	1	1
	Distribution revenues related to provision of services and supply of electricity	2	1	6	4
	Capital contribution received from OPG	1	1	17	2
	Costs related to the purchase of services	1	1	2	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—	2	1
OEB	OEB fees	4	3	10	9
Hydro One Limited	Dividends paid	199	203	593	566
	Cost recovery for services provided	2	2	8	8
	Stock-based compensation costs	2	2	5	5
Acronym	Services received – costs incurred	7	6	21	22
	Revenues for services provided	—	1	1	2
1 On October 31, 2024, the Ministry of Infrastructure announced that it has developed a program to deliver up to $400 million in subsidies to internet service providers (ISPs) for work associated with designated broadband projects. The program is intended to enable ISPs to successfully and safely attach their material and equipment to the Company’s poles to bring connectivity to rural communities as part of a designated broadband project as defined under Building Broadband Faster Act (Ontario). A portion of these subsidies is used to reimburse Hydro One Networks on behalf of ISPs for their share of enablement costs incurred to facilitate the program to date.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances as at period end from external related parties are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
23.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Accounts receivable (Note 7)	(2)	(83)	(68)	(50)
Due from related parties	61	29	(2)	(33)
Materials and supplies (Note 8)	1	2	—	5
Prepaid expenses and other assets (Note 8)	(8)	(21)	(10)	(57)
Other long-term assets	—	(2)	(15)	(2)
Accounts payable (Note 13)	21	(32)	32	2
Accrued liabilities	(12)	5	91	106
Unearned revenue (Note 13)	(40)	55	(41)	127
Due to related parties	(26)	(13)	(214)	(44)
Accrued interest (Note 13)	3	16	4	22
Long-term accounts payable and other long-term liabilities (Note 14)	(1)	6	(1)	5
Post-retirement and post-employment benefit liability	24	12	53	46
	21	(26)	(171)	127
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and nine months ended September 30, 2025 and 2024. The reconciling items include net change in accruals, transfers, and capitalized depreciation.

	Three months ended September 30, 2025			Nine months ended September 30, 2025
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(749)	(27)	(776)	(2,364)	(53)	(2,417)
Reconciling items	(5)	1	(4)	209	(2)	207
Cash outflow for capital expenditures	(754)	(26)	(780)	(2,155)	(55)	(2,210)

	Three months ended September 30, 2024			Nine months ended September 30, 2024
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(757)	(13)	(770)	(2,193)	(63)	(2,256)
Reconciling items	46	1	47	132	3	135
Cash outflow for capital expenditures	(711)	(12)	(723)	(2,061)	(60)	(2,121)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2025	2024	2025	2024
Net interest paid	187	161	542	460
Income taxes paid	13	3	35	27
24.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024
25.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at September 30, 2025 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	64	48	41	35	30	12
Long-term software/meter agreement	11	2	2	2	2	—
Outsourcing and Other Agreements
On July 31, 2025 Hydro One renewed the agreement for information technology services with Capgemini Canada Inc., which expires on August 1, 2028, and includes an option to extend for two additional one-year terms.
Other Commitments
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at September 30, 2025 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	3,050	—
Letters of credit[2]	168	—	—	—	—	—
Guarantees[3]	475	—	—	—	—	—
1 On June 1, 2025, the maturity date for the Operating Credit Facilities was extended to June 1, 2030.
2 Letters of credit consist of $153 million letters of credit related to retirement compensation arrangements, an $8 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
26.    SEGMENTED REPORTING
The Company has three reportable segments: Transmission, Distribution, and Other. The composition of these segments is described in Note 1 to the consolidated financial statements.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and evaluate the performance of each of the segments. Hydro One’s CODM consists of its Chief Executive Officer and certain members of the executive leadership team. The CODM evaluates segment performance based on income before financing charges, equity income, and income tax expense from continuing operations (excluding certain allocated corporate governance costs) (EBIT). The CODM considers the key components of EBIT to understand the variances to prior period on a quarterly basis and measures them against the Company’s budget and forecast across each of the three segments on a monthly basis in order to properly allocate resources between and within the operating segments.

Three months ended September 30, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	681	1,605	—	2,286
Purchased power	—	1,080	—	1,080
Operation, maintenance and administration	112	165	6	283
Depreciation, amortization and asset removal costs	141	129	—	270
Income (loss) before financing charges, equity income, and income tax expense	428	231	(6)	653

Capital investments	519	257	—	776

Three months ended September 30, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	630	1,551	—	2,181
Purchased power	—	1,047	—	1,047
Operation, maintenance and administration	119	156	8	283
Depreciation, amortization and asset removal costs	136	125	—	261
Income (loss) before financing charges, equity income, and income tax expense	375	223	(8)	590

Capital investments	461	309	—	770

19

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2025 and 2024

Nine months ended September 30, 2025 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,939	4,800	—	6,739
Purchased power	—	3,199	—	3,199
Operation, maintenance and administration	379	511	20	910
Depreciation, amortization and asset removal costs	419	397	—	816
Income (loss) before financing charges, equity income, and income tax expense	1,141	693	(20)	1,814

Capital investments	1,468	949	—	2,417

Nine months ended September 30, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,766	4,592	—	6,358
Purchased power	—	3,083	—	3,083
Operation, maintenance and administration	362	521	20	903
Depreciation, amortization and asset removal costs	403	369	—	772
Income (loss) before financing charges, equity income, and income tax expense	1,001	619	(20)	1,600

Capital investments	1,384	872	—	2,256
Total Assets by Segment:

As at (millions of dollars)	September 30, 2025	December 31, 2024
Transmission	23,215	21,586
Distribution	14,746	14,019
Other	710	993
Total assets	38,671	36,598
Total Goodwill by Segment:

As at (millions of dollars)	September 30, 2025	December 31, 2024
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and costs are earned, held or incurred in Canada.
27.     SUBSEQUENT EVENTS
Dividends
On November 12, 2025, common share dividends of $199 million were declared.

20